UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43229

Wise Group plc

(Registrant’s Name)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Wise Group plc H1 Results for Fiscal Year 2027

Another quarter of strong growth, with increased earnings diversification and robust profitability, as we continue to make progress toward achieving our Mission

	H1 FY27	H1 FY26	YoY Movement
Active customers (millions)	16.2	13.4	21%
Cross-border volume ($ billion)	141.0	113.9	24%
Customer holdings ($ billion)	43.5	33.9	28%
Net revenue ($ million)	1,453.1	1,183.8	23%
Cross-border take rate (%)	0.50%	0.52%	-2 bps

Kristo Käärmann, Co-founder and Chief Executive Officer, commented:

“More than 16 million people and businesses used Wise in the past six months. These customers moved $141 billion across borders, up 24% year on year. Customers also used Wise for more, spending $27 billion on Wise cards and increasing holdings by 28% to $44 billion, including $11 billion held in Wise Assets.

We expanded the infrastructure behind this growth. We added our ninth direct connection in Malaysia, reducing our reliance on intermediaries and helping us move money faster and at lower cost. 78% of transfers are now instant, while customers paid an average fee of only 50 bps to move money around the world in the period.

Banks are also adopting our infrastructure. In recent months, Wise Platform has announced new partnerships in the UK and Europe with OakNorth and Vivid. Additionally, we have partnered with two of the top 20 largest banks in North America, while we continue to expand the services we provide to Morgan Stanley.”

Business highlights for the six months ended September 30, 2026:

●	Successfully dual-listed in May across Nasdaq (U.S.) and LSE (UK)
●	Expanded our global infrastructure with the addition of our ninth direct integration, in Malaysia
●	Continued to roll out more products globally, including the launch of:
○	Our international money transfer service in Chile
○	Wise Account and Wise Card in Thailand
○	Wise chequing account in Canada with our first Canadian pop-up branch in Toronto
○	New accounting integrations in Germany, the Netherlands and Belgium for our Wise Business customers
●	Increased Wise Platform partners with three silent launches including two large banks in North America

Additional business highlights post September 30, 2026:

●	Added additional Wise Platform partners, including OakNorth, the digital bank for entrepreneurs, and Vivid, the European financial platform

●	Appointed Barak Eilam as Non-Executive Director and Chair Designate of the Board of Directors
●	Wise Europe, Wise’s Belgian subsidiary, has been engaging with the Brussels prosecutor’s office in response to queries about its business. An agreement has now been reached to fully resolve and settle this matter, with no admission of wrongdoing
●	Launched products Wise Interest and Stocks in the U.S. and Wise Assets in New Zealand

H1 FY27 financial overview

●	Active customers increased 21% YoY to over 16 million, with 4.1 million new active customers during the period
●	Cross-border volume was $141.0 billion, an increase of 24% YoY (or 22% in constant currency) - this was mainly driven by strong growth in the U.S. and Asia Pacific
●	Transaction revenue increased 25% YoY to $1.1 billion, driven by:
○	Cross-border revenue increasing 19% YoY to $705.0 million, driven by strong volume growth and including a reduction of 2 bps in cross-border take rate, as we continued to proactively invest part of our operating leverage to further strengthen our competitive advantage of lower prices for customers
○	Card revenue increasing 43% YoY to $252.0 million, due to increased card spend volume of 33% YoY to $27.2 billion and higher interchange fees, on average, from higher business adoption and use of the Wise Card, mainly in the U.S.
○	Other revenue growth of 27% YoY to $145.2 million as more customers use and trust Wise for more aspects of their daily financial lives
●	Customer holdings increased 28% YoY to $43.5 billion as of September 30, 2026, including $11.4 billion held in Assets under custody, which increased 52% YoY
●	In line with our interest income framework we invest customer balances and aim to return interest back to customers:
○	Interest income on customer balances increased 16% YoY to $463.6 million, driven by high growth in customer balances of 22% year-on-year; this was partly offset by lower gross yield in H1 FY27 compared to the prior year
○	Interest expense on customer liabilities increased by 15% YoY to $112.7 million
●	Net revenue increased 23% YoY to $1,453.1 million (22%* growth YoY on a constant currency basis)
●	Total operating expenses increased by 28% YoY to $(1,150.3) million. Meanwhile, transaction expenses decreased by 12% YoY and reflected greater transactional efficiency and reinvestment of gains to drive future growth:
○	Transaction expenses decreased (12)% to $(229.7) million, as we were able to drive efficiencies and improve terms with suppliers. Additionally, there is a non comparable FX impact of $(28) million in H1 FY26, which related to the US GAAP treatment of available-for-sale debt securities

○	Transaction and credit losses increased 52% to $(9.4) million

○	Technology and development increased 51% YoY to $(292.2) million, driven by increased investment in launching new products and maintaining our infrastructure, including cloud services, which relate to higher transactions and the addition of a second site to enable further redundancy
○	Servicing increased 40% YoY to $(250.6) million, reflecting growth in customer base and continued investment in onboarding, customer support, and regulatory/compliance operations
○	Marketing and sales increased 46% YoY to $(111.7) million, as we continued to invest in scaling and expanding our marketing channels to acquire more customers, build our upper funnel, and unlock regional growth opportunities through brand-related marketing
○	General and administrative increased 41% YoY to $(256.7) million, driven by headcount growth in corporate functions, including new teams related to compliance with US listing requirements, in addition to one-off expenses including approximately $(15) million related to listing expenses
●	Other income, net increased by 47% YoY to $32.1 million, driven by increased interest earned on corporate investments, partly offset by other factors, including interest expenses on our corporate bond
●	Income before tax increased 9% YoY to $334.9 million, at a 23% margin
●	Net income increased 6% YoY to $249.2 million

Outlook and capital allocation strategy

Our focus on customer outcomes generates strong levels of growth, sustainable profits and significant cash flow. This financial strength enables us to maintain robust cash balances and the flexibility required to execute our long-term mission while returning excess capital to our owners.

●	In July 2026 we commenced a new share repurchase program, expected to be over $500 million, of which c.40% is expected to be allocated to our recurring EST share purchase program. To date we have purchased almost 50% of the expected total amount

The operating leverage in our business model and our ability to balance growth investment with profitability are also reflected in our forward-looking expectations. As of November 12, 2026:

●	Wise expects FY27 net revenue growth to be in the upper half (17.5-20%) of our 15-20% medium-term target range on a constant currency basis[1]*
●	Wise expects FY27 income before tax (‘IBT’) margin** around the top of our 20-25% range

* Net revenue on a constant currency basis is translated using the average monthly exchange rates from the comparable prior period for operations with functional currencies other than the U.S. dollar. We present net revenue on a constant currency basis, which is a non-GAAP financial measure, to facilitate comparison of underlying growth trends without the effects of exchange rate fluctuations. Please see below for reconciliation from the closest GAAP financial metric:

** Income before income taxes margin, which is a non-GAAP financial measure, is calculated as income before tax divided by net revenue, each as presented in our condensed consolidated statement of comprehensive income.

1 Guidance for net revenue growth includes recent increases to interest rates made by central banks, assumes no material change in the proportion of interest paid to customers and omits any further income or expense that may result from further changes in central bank rates that may occur.

($ millions)	Six months ended Sept. 30, 2026	Six months ended Sept. 30, 2025	YoY growth
Net revenue	1,453.1	1,183.8	23%
Impact of Foreign Exchange(¹)	(14.1)
Net Revenue on a Constant Currency Basis(²)	1,439.0	1,183.8	22%

(1) Represents the difference between H1 FY27 net revenue as reported and H1 FY27 net revenue on a constant currency basis translated at prior-period exchange rates. Each month’s revenue for operations with functional currencies other than the U.S. dollar is translated at the average exchange rate for the same month in the prior year (e.g., April 2026 at the April 2025 average exchange rate).

(2) Constant currency growth compares H1 FY27 net revenue on a constant currency basis with H1 FY26 net revenue as reported. The prior period requires no adjustment as it is the comparison base.

Growth Metrics

	H1 FY2027	H1 FY2026	YoY Movement
Active customers (thousand)	16,221	13,424	21%
Personal (thousand)	15,452	12,811	21%
Business (thousand)	769	613	25%

Cross-border volume ($ billion)	141.0	113.9	24%
Personal ($ billion)	97.5	81.8	19%
Business ($ billion)	43.6	32.2	35%

Customer balances ($ billion)	32.1	26.4	22%
Personal ($ billion)	20.2	16.7	21%
Business ($ billion)	11.9	9.7	23%

Assets under custody ($ billion)	11.4	7.5	52%

Customer holdings ($ billion)	43.5	33.9	28%

Cross-border revenue ($ million)	705.0	591.8	19%

Card and other revenue ($ million)	397.2	291.4	36%

Interest income on customer balances ($ million)	463.6	399.0	16%

Interest expense on customer liabilities ($ million)	(112.7)	(98.4)	15%

Net revenue ($ million)	1,453.1	1,183.8	23%

Cross-border take rate (%)	0.50%	0.52%	-2.0 bps
Personal (%)	0.55%	0.57%	-2.0 bps
Business (%)	0.38%	0.39%	-1.0 bps

Note: Differences between ‘total’ rows and the sum of the constituent components of Personal and Business are due to rounding.

Earnings call information

Wise will host an earnings call today, November 12, 2026 at 4:30 p.m. Eastern Time to discuss the company’s performance and expectations. Listeners may access the live call via webcast at http://owners.wise.com, where they can also find Wise’s earnings press release and slide presentation. Following the call, the webcast will be made available at the same website for at least 30 days.

Enquiries

Investor Relations: owners@wise.com

Communications: press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too, as we build an entirely new network for the world’s money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

FORWARD-LOOKING DISCLOSURE DISCLAIMER

This report may include forward-looking statements, which are based on current expectations and projections about future events. These statements may include, without limitation, any statements preceded by, followed by or including words such as “forward-looking”, “guidance”, “target”, “believe”, “expect”, “intend”, “may”, “anticipate”, “estimate”, “forecast”, “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and any other words and terms of similar meaning or the negative thereof. These forward-looking statements are subject to risks, uncertainties and assumptions about Wise and its subsidiaries. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.

Past performance cannot be relied upon as a guide to future performance and should not be taken as a representation that trends or activities underlying past performance will continue in the future, and the statements in this report speak only as at the date of this report. No representation or warranty is made or will be made that any forward-looking statement will come to pass and there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements.

Wise expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statements contained in this report and disclaims any obligation to update its view of any risks or uncertainties described herein or to publicly announce the results of any revisions to the forward-looking statements made in this report, whether as a result of new information, future developments or otherwise, except as required by law.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Exhibit 99.1 contains the half-yearly financial report of Wise Group plc (the “Company”), which provides the interim management report covering the period and unaudited condensed consolidated interim financial statements of the Company for the six months ended September 30, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1

Half-Yearly Financial Report of Wise Group plc for the six months ended September 30, 2026.

https://www.londonstockexchange.com/en/news/article/WISE/wise-group-plc-h1-fy27-results/0701-95-c3-1e-57-411387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: November 13, 2026	By:	/s/ Kristo Käärmann
	Name:	Kristo Käärmann
	Title:	Chief Executive Officer